Exhibit 99.2

6190 Agronomy Road, 6/F Vancouver, B.C. V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME REPORTS SECOND QUARTER RESULTS

Vancouver, Canada, August 14, 2006 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the second quarter ended June 30, 2006. Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). At close of business on June 30, 2006, the exchange rate was CAD$1.00 = U.S. $0.8959.

Corporate Development
The following significant events have occurred since our last quarterly report:

•
In May 2006, we announced that our co-development partner Astellas Pharma US, Inc. had received a “refusal to file” (RTF) letter from the U.S. Food & Drug Administration (FDA) related to the New Drug Application (NDA) submitted in March 2006 seeking approval to market the intravenous formulation of RSD1235, an investigational new drug for the acute conversion of atrial fibrillation.

•
In June 2006, we announced the appointment of Curtis Sikorsky to the position of Chief Financial Officer. Mr. Sikorsky, a chartered accountant since 1996, brings over ten years of public and private company experience as well as three years of direct audit and tax experience with a major audit firm. Mr. Sikorsky’s appointment follows the March 2006 promotion of Doug Janzen from Chief Financial Officer to President and Chief Business Officer. Mr. Janzen had filled the role of Acting Chief Financial Officer in the interim.

•
Subsequent to quarter-end, in July 2006 we announced that representatives from Astellas and Cardiome had met with the FDA to discuss the RTF letter received in May 2006. The meeting was requested by Astellas and Cardiome in order to explore the issues referenced by the FDA within the RTF letter, and to discuss appropriate measures which can be taken to resolve those issues. Astellas and Cardiome have dedicated substantial resources within their clinical and regulatory groups to conducting a comprehensive re-review and audit of the NDA documents and associated databases. The NDA will be re-submitted following completion of this process.

•
In July 2006, we also announced amendments to our co-development agreement with Astellas, related to the planned re-submission of the NDA for RSD1235 (iv). Under terms of the amended agreement, Astellas has agreed to fund 100% of the costs associated with re-submission of the NDA, including engagement of any external consultants. Astellas has also agreed to modify the timing of the US$10 million NDA milestone, which will now be payable on the date of re-submission. Prior to this amendment, the milestone was conditional on acceptance of the NDA for review.

•
Also in July 2006, we announced positive interim results for the first of two dosing groups for our Phase 2a pilot study of RSD1235 (oral), suggesting that RSD1235 (oral) appears well-tolerated within the target population, and demonstrating a clear positive trend toward efficacy. Final results from this study are expected in the third quarter of 2006.

Results of Operations
Net loss for the second quarter of 2006 (Q2-2006) was $14.7 million, or $0.28 per share, compared to a net loss of $7.7 million, or $0.15 per share for the same period in 2005 (Q2-2005).

Total revenue for Q2-2006 was $2.1 million, a decrease of $1.7 million from $3.8 million for Q2-2005. The decrease in revenue was attributable to decreased licensing fees and research collaborative fees from our partner Astellas.

Research and development costs for Q2-2006 were $11.2 million, compared to $11.9 million for Q2-2005. General and administration expenses were $3.2 million, an increase of $1.0 million from $2.2 million in Q2-2005. The increase was largely due to consulting and professional fees related to the increased costs of corporate governance, and expanded business development activities. Amortization expenses declined to $0.4 million for the quarter from $1.1 million for Q2-2005, following the write-down of intangible assets related to the Oxypurinol development program in the third quarter of 2005. Stock-based compensation, a non-cash item included in operating expenses, was $1.7 million for the quarter, as compared to $1.5 million for the same period in 2005.

Liquidity and Outstanding Share Capital
As of June 30, 2006, the Company had cash, cash equivalents and short-term investments of $57.4 million.

As of July 21, 2006, the Company had 53,049,744 common shares issued and outstanding, 5,114,196 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.42 per share and 71,804 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of US$4.87 per share.

Conference Call Notification
Cardiome will hold a teleconference and webcast on Monday, August 14, 2006 at 4:30pm EST (1:30pm PST). Please dial 800-814-3911 or 416-644-3432 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

RSD1235 (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation.  Positive top-line results from two pivotal Phase 3 trials for RSD1235 (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing.  Cardiome and its co-development partner Astellas are working toward re-submitting a New Drug Application for RSD1235 (iv) following receipt of a Refusal to File letter from the FDA in May 2006.

RSD1235 (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of atrial fibrillation. A Phase 2a pilot study for RSD1235 (oral) was initiated in December 2005. Cardiome announced positive interim results from this study in July 2006.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for RSD1235 (iv) or RSD1235 (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of RSD1235 (iv) and RSD1235 (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

Expressed in Canadian dollars. Prepared in accordance with Canadian GAAP.	June 30, 2006	December 31, 2005

Cash and cash equivalents	$4,401,148	$9,304,620
Short-term investments	53,007,595	64,651,005
Amounts receivable	4,313,898	7,121,712
Prepaid expenses	1,564,246	1,549,590
Total current assets	63,286,887	82,626,927
Property and equipment	4,653,428	4,357,123
Intangible assets	2,842,593	2,815,189
Total assets	$70,782,908	$89,799,239

Current liabilities	$10,699,419	$13,012,226
Deferred revenue	897,860	-
Long-term portion of deferred leasehold inducement	1,205,873	1,291,232
Future income tax liability	149,000	289,000
Shareholders’ equity	57,830,756	75,206,781
Total liabilities and shareholders’ equity	$70,782,908	$89,799,239

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF OPERATION AND DEFICIT

	For the Three Months Ended		For the Six Months Ended
Statements of Loss and Deficit	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Revenue
Licensing fees	$448,930	$1,215,470	$1,496,433	$2,417,583
Research collaborative fees	1,685,185	2,591,599	3,689,659	5,999,318
	2,134,115	3,807,069	5,186,092	8,416,901

Expenses
Research and development	11,194,846	11,940,165	20,243,661	23,448,995
General and administration	3,240,665	2,192,394	6,100,358	4,116,634
Amortization	395,172	1,066,523	759,417	2,154,674
	14,830,683	15,199,082	27,103,436	29,720,303
Operating loss	(12,696,568)	(11,392,013)	(21,917,344)	(21,303,402)

Other income
Interest and other income	679,346	512,685	1,449,143	626,882
Foreign exchange gain (losses)	(2,788,449)	968,201	(2,535,957)	1,433,544
	(2,109,103)	1,480,886	(1,086,814)	2,060,426

Loss before income taxes	(14,805,671)	(9,911,127)	(23,004,158)	(19,242,976)
Future income tax recovery	58,000	2,253,000	140,000	3,977,000
Net Loss for the period	(14,747,671)	(7,658,127)	(22,864,158)	(15,265,976)
Deficit, beginning of period	(153,549,788)	(99,666,521)	(145,433,301)	(92,058,672)
Deficit, end of period	$(168,297,459)	$(107,324,648)	$(168,297,459)	$(107,324,648)
Basic and diluted loss per common share[1]	$(0.28)	$(0.15)	$(0.44)	$(0.33)
Weighted average number of outstanding common shares	53,010,793	50,848,832	52,468,447	46,301,517

1Basic and diluted net income (loss) per common share based on the weighted average no. of common shares outstanding during the period.